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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 44376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2013___ AND ENDING ___12/31/2013___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACGM, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue, 41st Floor, Suite 4103
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard A. Durkin   (212)-750-4007
                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- if individual, state last, first, middle name)

4 Becker Farm Road   Roseland   NJ   07068
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.**

DD
3|24|14

OATH OR AFFIRMATION

I, _____ Gerard A. Durkin _____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ ACGM, Inc. _____ , as of
_____ December 31 _____ ,20__13__ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____

State of New York
County of New York
Sworn to (or affirmed) before me
this 21st day of February, 2014 by
Gerard Durkin

_____
Notary Public

_____
Signature

CFO

_____
Title

GEORGE NIXON
Notary Public - State of New York
NO. 01NI6237381
Qualified in Kings County
My Commission Expires 03/21/15

This report** contains (check all applicable boxes):
- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACGM, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

ACGM, INC.

CONTENTS

Independent Auditors' Report   1

Financial Statement

Statement of Financial Condition   2

Notes to Financial Statement   3-9





4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To ACGM, Inc.

We have audited the accompanying statement of financial condition of ACGM, Inc. (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ACGM, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 25, 2014

1

ACGM, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash	$	63,227
Securities owned, pledged, at fair value (including $13,806 of accrued coupon interest receivable)		1,627,313
Securities purchased under agreements to resell		121,296
Due from Broker		1,613,796
Office equipment, net		4,490
Due from Parent		124,677
Other assets		81,818
	$	3,636,617

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Securities sold, not yet purchased, at fair value (including $377 of accrued coupon interest payable)	$	121,281
Securities sold under agreements to repurchase		1,875,166
Accounts payable and accrued expenses		133,875
Due to affiliate		369,417
Total liabilities		2,499,739

Stockholder's equity

Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in capital	8,909,594
Accumulated deficit	(7,773,716)
Total stockholder's equity	1,136,878
	$ 3,636,617

See accompanying notes to financial statement.

ACGM, INC.

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies

Nature of Business

ACGM, Inc., (the "Company") is a Qualified Subchapter S corporation organized under the laws of the state of New York. Effective June 2, 2011, the Company became wholly-owned by Advanced Capital Holdings, Inc. (the "Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in securities transactions on a fully disclosed basis through its clearing brokers. The Company also acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 25, 2014. Subsequent events have been evaluated through this date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Coupon Interest Receivable and Payable

The Company records all interest accrued on debt securities purchased or sold, not yet purchased on a trade date basis. The total accrued interest receivable and payable at December 31, 2013 was approximately $14,000 and $400 respectively. The Company presents its coupon interest receivable and payable with securities owned and securities sold, not yet purchased on the accompanying statement of financial condition, as they are a component of the overall trading strategy.

Receivable from Clearing Broker

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the clearing broker, Industrial and Commercial Bank of China Financial Services LLC ("ICBC") pursuant to a fully disclosed clearing agreement.

ACGM, INC.

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies (continued)

Receivable from Clearing Broker (continued)

In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

During 2013, the firm opened a commodity trading account with ED&F Man Capital Markets, Inc. to trade commodity futures on a proprietary basis.

Valuation of Investments in Securities and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Securities and Securities sold, not yet purchased are carried at fair value. Realized and unrealized gains and losses on securities owned, not yet purchased are included in the statement of operations.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

ACGM, INC.

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy (continued)

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Principal Transactions

Principal transactions on the accompanying statement of operations includes net trading gain/loss on security transactions of $217,932, coupon interest income of $384,546 and coupon interest expense of $167,783 for the year ended December 31, 2013. The Company presents these items net on the statement of operations as these components are part of the overall trading strategy of the Company.

Investment Banking and Advisory Fees

Investment banking and advisory fees are recorded in accordance with the terms of the investment banking and advisory agreements and, where applicable, recognized on a pro rata basis over those terms.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets ranging from five to seven years.

ACGM, INC.

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

As a Qualified Subchapter S corporation the Company's income or loss will be included in the Parent's federal and state income tax returns and accordingly will be the responsibility of the Parent. Accordingly, no provision has been made for federal, state and local income taxes.

As of December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since 2010.

2. Cash and concentration of credit risk

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses from this counterparty.

3. Securities purchased under agreements to resell and securities sold under agreements to repurchase

The Company is subject to a master repurchase agreement with its clearing broker, ICBC, where by the Company enters into repurchase and reverse repurchase agreements (the "Agreements") to collateralize the execution of its proprietary trading security positions. The Agreements are recorded at their contracted resell or repurchase amounts on the accompanying statement of financial condition. The fair value and accrued interest of underlying security positions subject to these Agreements are required to exceed the principal amounts of the Agreements at all times.

At December 31, 2013, the Company had the following assets and liabilities subject to the Agreements: (i) approximately $1,587,000 of securities owned at fair value, pledged, (ii) approximately $121,300 of securities purchased under agreements to resell, (iii) approximately $121,300 of securities sold, not yet purchased, at fair value, and (iv) approximately $1,875,000 of securities sold under agreements to repurchase.

4. Office equipment

Details of office equipment at December 31, 2013 are as follows:

Computer hardware and software	$ 15,329
Less accumulated depreciation	10,839
	$ 4,490

Depreciation expense for the year ended December 31, 2013 was approximately $5,400.

ACGM, INC.

NOTES TO FINANCIAL STATEMENT

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31, 2013
Assets (at fair value)							
Securities owned, pledged, at fair value							
U.S. government obligations	$	254,143	$	-	$	-	$ 254,143
State and municipal obligations		1,333,493					1,333,493
Other				39,677			39,677
Total securities owned, pledged	$	1,587,636	$	39,677	$	-	$ 1,627,313
Liabilities (at fair value)							
Securities sold, not yet purchased, at fair value							
U.S. government obligations	$	121,281	$	-	$	-	$ 121,281
Total securities sold, not yet purchased	$	121,281	$	-	$	-	$ 121,281

The difference between the amounts shown above and the corresponding amounts on the statement of financial condition, is the coupon interest receivable of approximately $13,800 and coupon interest payable of approximately $400.

6. Related party transactions

Service Agreement and Due from Parent

Pursuant to an expense sharing agreement, the Company's Parent provides various services and other operating assistance to the Company. These include personnel, professional services, physical premises, utilities, the use of fixed assets, insurance and other general and administrative services. For the year ending December 31, 2013, the total amount incurred by the Company under the expense sharing agreement was approximately $910,000 of which approximately $910,000 was forgiven and contributed as equity capital under this agreement. As of December 31, 2013, there was a balance due from the Parent of approximately $124,700.

ACGM, INC.

NOTES TO FINANCIAL STATEMENT

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7. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

8. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $804,000, which was approximately $554,000 in excess of its minimum requirement of $250,000.

9. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

10. Income taxes

At December 31, 2013, the Company had a net operating loss carry-forward ("NOL") of approximately $5.1 million for New York City income tax purposes, beginning to expiring in 2032. The NOL creates a deferred tax asset of approximately $453,000. The Company also recorded a valuation for the same amount due to the uncertainty of realizing the future tax benefit.

11. Commitments and contingencies

The Company is subject to a legal proceeding and claims that arise in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the amount of any ultimate liability with respect to this action will not materially affect the Company's financial statements or results of operations.

The Company is currently involved in an arbitration case with a former employee. The former employee filed an arbitration alleging breach of his employment contract after his resignation. The claim seeks approximately $1.2 million in damages. The Company filed counterclaims and affirmative defenses requesting damages of approximately $5.6 million for breach of duties and fraud, the return of all compensation paid to the former employee, and sanctions. The record is now closed. The parties submitted affidavits in support of their requests for attorneys' fees subsequent to the last hearing. The Company is seeking approximately $1 million in attorneys' fees and the counterparty is seeking approximately $500,000 in attorneys' fees. There is an upcoming hearing scheduled for February 25, 2014 regarding the aforementioned attorney fees. It is expected that a final decision will be rendered sometime in March 2014.

ACGM, INC.

NOTES TO FINANCIAL STATEMENT

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12. Recent regulatory developments

In July 2013, the U.S.Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer report rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal year ending June 1,2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealers audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For broker-dealers such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.